Exhibit 4.14

RIGHT OF FIRST OFFER AGREEMENT

This RIGHT OF FIRST OFFER AGREEMENT (this “Agreement”) is made and entered into as of 5 March 2018, by and between ATLANTICA YIELD PLC (“AY”), a public limited company incorporated and registered in England and Wales, and ABENGOA-ALGONQUIN GLOBAL ENERGY SOLUTIONS B.V. (“AAGES”), a private company with limited liability incorporated under the laws of the Netherlands.  Each of AY and AAGES are referred to herein as a “Party,” and together as the “Parties.”

RECITALS

A.
AAGES is a global utility infrastructure company jointly owned by Algonquin (AY Holdco) B.V., a Subsidiary of Algonquin Power & Utilities Corp. (“AQN”), and Abengoa Abenewco 1, S.A., a Subsidiary of Abengoa, S.A. (“ABG”);

B.	AAGES expects to construct contracted clean energy and other infrastructure projects with stable, long-term cash flows; and

C.
With respect to such assets as AAGES or its Subsidiaries elect to construct or cause to be constructed, AAGES desires to grant to AY an exclusive right of first offer to acquire its ownership and similar interests in such assets, on the terms and conditions set forth in this Agreement.

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1          Definitions. For purposes of this Agreement, the following terms used herein will have the following meaning when used with initial capitalization, whether singular or plural:

“AAGES” has the meaning set forth in the preamble, and includes a permitted successor and assignee thereof under Clause 7.4.

“AAGES Company” means AAGES and each of its Subsidiaries (which, for the avoidance of doubt, do not include any AY Company), other than a Subsidiary that is a publicly traded company.

“AAGES Owner Company” means any direct or indirect owner of AAGES (including, as of the Effective Date, AQN and ABG) and each Affiliate of such owner (which, for the avoidance of doubt, do not include any AAGES Company or any AY Company).

“ABG” has the meaning set forth in the recitals.

“ABG ROFO Agreement” means that certain Right of First Offer Agreement between AY and ABG, dated June 13, 2014, as amended and restated as of December 9, 2014, as such agreement may be further amended, supplemented, amended and restated, or replaced from time to time.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by such Person, or is under common control of a third Person; provided, however, that notwithstanding the foregoing, (a) no AY Company shall be deemed to be an Affiliate of any AAGES Company or of any AAGES Owner Company, (b) no AAGES Company shall be deemed to be an Affiliate of any AY Company or of any AAGES Owner Company, and (c) no AAGES Owner Company shall be deemed to be an Affiliate of any AY Company or of any AAGES Company.

“Agreement” has the meaning set forth in the preamble.

“Applicable AAGES Owner ROFO Agreement” means, with respect to any AAGES Owner Company, an agreement between AY and such AAGES Owner Company or an Affiliate thereof that grants to AY a right of first offer with respect to certain Facilities, including (a) in the case of AQN and its Subsidiaries, the AQN ROFO Agreement, and (b) in the case of ABG and its Subsidiaries, the ABG ROFO Agreement.

“Applicable Law” means all statutes, laws, common law, rules, regulations, ordinances, codes or other legal requirements of any Governmental Authority and quasi-governmental agencies or entities, and any judgment, injunction, order, directive, decree or other judicial or regulatory requirement of any court or Governmental Authority affecting or relating to the Person or property in question.

“AQN” has the meaning set forth in the recitals.

“AQN ROFO Agreement” means that certain Right of First Offer Agreement between AY and AQN, dated as of the date hereof and effective as of the Effective Date, as such agreement may be amended, supplemented, amended and restated, or replaced from time to time

“AY” has the meaning set forth in the preamble.

“AY Company” means AY and each of its Subsidiaries.

“AY Shareholders Agreement” means the Shareholders Agreement between AY, AQN, and AAGES, dated as of the date hereof and effective as of the Effective Date, as such agreement may be amended, supplemented, amended and restated, or replaced from time to time.

“Binding Offer” has the meaning set forth in Clause 2.6(c).

“Business Day” means any day other than any Saturday, any Sunday or any legal holiday during which banks in London, United Kingdom are obligated or permitted to close for business.

“CanUSA ROFO Asset” means a ROFO Asset that is located in Canada or the United States Canada or any of their respective territories.

“Commercial Operation Date” means, with respect to any Facility, the date on which such Facility (i) has achieved provisional completion (or words to similar effect) under its EPC Contract, (ii) has commenced regular operation of its principal intended function on a commercial, revenue-generating basis and (iii) has received its first commercial revenue (and to “test revenue”) payment from its off-taker or other primary contracted customer.

“Confidential Information” means information relating to a Party or any Affiliate thereof of a confidential, competitively sensitive, or proprietary nature that is obtained in connection with this Agreement or any transaction contemplated hereby, or that is otherwise expressly designated in writing by such party as confidential; provided, however, that Confidential Information shall not include: (a) any information that is contained in public records, public filings or is otherwise publicly disclosed or available other than as the result of a breach of this Agreement; or (b) any information disclosed to the applicable Party on a non-confidential basis from a source independent of the other Party, its Affiliates, and their respective representatives, who such Party reasonably believes obtained and disclosed such information without breach of any obligation of confidentiality.

“Construction Asset” means any Facility in which any AAGES Company holds a direct or indirect Financial Interest, that at such time has not become an Operating Facility, and for which either (a) funds have become available for the construction of such Facility under a construction financing agreement with a Financing Party, or (b) a full notice to proceed has been issued under the construction contract that provides for the construction and commissioning of such Facility, which notice unconditionally authorizes the counterparty to such construction contract to immediately commence construction of such Facility.

“Control” or “control” (including the phrases “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Definitive Agreement” has the meaning set forth in Clause 2.7(a).

“Effective Date” means the “Effective Date” under the AY Shareholders Agreement.

“EPC Contract” means an engineering, procurement and construction contract, or other principal construction contract the scope of which includes the commissioning of the applicable Facility.

“Equity Interests” means, with respect to any Person, the equity or other ownership interests therein, however designated, including financial rights and any rights, if any, to participate in the management of such Person.

“Equity Purchase Price” for any ROFO Interest means the cash purchase price paid in respect of all Financial Interests comprising such ROFO Interest, calculated as the total cash purchase price for such ROFO Interest, less the amount of such purchase price (if any) that is required to be used by the seller or any of its Affiliates upon such sale to repay project debt associated with such ROFO Interest.

“Exempt Transfer” has the meaning set forth in Clause 3.2(b).

“Existing Right” has the meaning set forth in Clause 4.3.

“Facility” means any infrastructure facility or proposed infrastructure facility (including without limitation those the principal purpose of which is the generation, processing, transportation, or transmission of electric energy, natural gas, water, or wastewater), located or to be located in any part of the world, which was developed under an expected long-term revenue agreement or concession agreement pursuant to which the developer is responsible for, at its own risk and during a limited period of time, the engineering, procurement and construction works as well as for the operation and maintenance works, obtaining in exchange a tariff or any other type of remuneration from the client.

“Fee” means (a) in the case of a ROFO Interest in a CanUSA ROFO Asset, $10.00, and (b) in all other cases, the amount equivalent to one half of one percent (0.5%) of the Equity Purchase Price paid for the applicable ROFO Interest.

“Financial Interests” means (a) with respect to any entity, (i) any Equity Interests in such entity, (ii) any right of subscription for or conversion into any Equity Interests of such entity, including under or pursuant to any loan or any other instrument evidencing indebtedness issued by such entity, and (iii) relevant rights and obligations under or pursuant to any other loan or instrument evidencing indebtedness issued by such entity, and (b) with respect to any other assets, means fee title, capital leasehold, or other comparable ownership interests in such asset.

“Financing Party” means any Third Party (and any agent or trustee thereof) providing senior or subordinated debt financing or refinancing or equity financing with respect to any Facility, ROFO Asset, ROFO Entity or AAGES Company, other than with the primary intent to acquire an Equity Interest therein through foreclosure or other exercise of remedies in contravention of the rights of AY hereunder.

“Governmental Approval” means any authorization, consent, approval, license, permit, franchise, tariff, certificate of authority, registration, rate, certification, agreement, directive, waiver, exemption, variance, other similar action of or by any Governmental Authority.

“Governmental Authority” means any national, regional, or local government or political subdivision thereof, including, without limitation, any agency or entity exercising executive, legislative, judicial, regulatory or administrative governmental powers or functions, in each case to the extent the same has jurisdiction over the Person or property in question.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

“Negotiation Period” has the meaning set forth in Clause 2.4(a).

“Operating Asset” means any Construction Asset that has achieved its Commercial Operation Date.

“Party” or “Parties” has the meaning set forth in the preamble.

“Permitted Transfer” has the meaning set forth in Clause 3.2(a).

“Person” means any natural person, firm, trust, partnership, limited partnership, company or corporation (with or without share capital), joint venture, sole proprietorship, governmental authority or other legal entity of any kind.

“Proposed Definitive Agreement” has the meaning set forth in Clause 2.5(p).

“Restricted Transfer Period” has the meaning set forth in Clause 3.1(b).

“ROFO Asset” means, subject to Clause 3.3 and Clause 4.2(c) hereof, any Construction Asset or Operating Asset in which any AAGES Company directly or indirectly holds a Financial Interest (other than through Financial Interests in any publicly traded entity) that (a) was developed or sponsored prior to commercial operation by an AAGES Company, or (b) in which an AAGES Company has invested by any instrument prior to the Commercial Operation Date thereof, or (c) that AAGES otherwise expressly agrees in writing will constitute a ROFO Asset hereunder.

 “ROFO Entity” means any entity, in which any AAGES Company directly or indirectly holds a Financial Interest, that directly or indirectly holds any Financial Interests in any ROFO Asset or in any other ROFO Entity, subject to Clause 3.3 hereof.

“ROFO Interest” means any Financial Interest held by AAGES or any direct or indirect wholly owned Subsidiary of AAGES in any ROFO Asset or in any ROFO Entity, subject to Clause 3.3 and Clause 4.2(c) hereof.

“Subsidiary” means, with respect to any Person, an Affiliate thereof that is controlled by such Person.

“Target Asset”, “Target Entity”, and “Target Interest” have the respective meanings set forth in Clause 2.2(a).

“Third Party” means any Person other than an AY Company, an AAGES Company, a publicly traded entity in which any AAGES Company or AQN directly or indirectly holds an interest, or an AAGES Owner Company.

“Transaction Notice” has the meaning set forth in Clause 2.2(a).

“Transaction Notice Request” has the meaning set forth in Clause 2.2(b).

“Transfer” means any issuance, sale, assignment, or transfer by an AAGES Company of any ROFO Interest.

“Transfer Information” has the meaning set forth in Clause 2.5.

1.2          Headings and Table of Contents.  The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.3          Interpretation.  In this Agreement, unless the context otherwise requires:

(a)           words importing the singular shall include the plural and vice versa, words importing gender shall include all genders or the neuter, and words importing the neuter shall include all genders;

(b)           the words “include”, “includes”, “including”, or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(c)           references to any Person include such Person’s successors and permitted assigns;

(d)           any reference to a statute, regulation, policy, rule or instrument shall include, and shall be deemed to be a reference also to, all amendments made to such statute, regulation, policy, rule or instrument and to any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

(e)           any reference to this Agreement or any other agreement, document or instrument shall be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated, supplemented or otherwise modified;

(f)            in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day;

(g)           the words “herein”, “hereof”, “hereby”, and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety, not to any particular article or section hereof and not to any particular provision hereof, except where the context otherwise requires; and

(h)           all references herein to Articles, Clauses, Exhibits and Schedules shall be construed to refer to Articles and Clauses of, and Exhibits and Schedules to, this Agreement, unless otherwise indicated.

1.4          Effectiveness of Agreement.  This Agreement shall be valid and binding on the Parties upon execution and delivery of this Agreement by each Party; provided, however, that the provisions of this Agreement shall be effective only upon the Effective Date.  In the event that the Effective Date has not occurred on or prior to 16 March 2018 (or such later date as may be agreed in writing by the Parties), this Agreement shall be terminated automatically without action by any Party and shall be void and of no effect, without liability to any Party.

ARTICLE 2
RIGHT OF FIRST OFFER

2.1          Exclusive Right of First Offer. Pursuant to this Agreement, AAGES grants to AY an exclusive right of first offer for any ROFO Interest in accordance with the terms and conditions set forth in this Agreement, subject only to Existing Rights.  Other than Existing Rights, AAGES represents and warrants that it has not and will not grant to any other Person any other right of first offer, right of first refusal or other similar agreements in relation to any ROFO Interests, unless (a) such rights will not be exercisable with respect to any Transfer (or proposed Transfer) of such ROFO Interests to AY pursuant to this Agreement, or (b) AY has consented thereto in writing.

2.2          Consideration. The rights granted to AY in this Agreement are granted in exchange for a Fee paid by any AY Company in exchange for any ROFO Interest, which shall be paid by or on behalf of such AY Company, simultaneously with the closing of the Transfer of such ROFO Interest to an AY Company, to a bank account designated by the AAGES Company that is the seller of such ROFO Interest.

2.3          Restrictions on Negotiations; Status Meetings.

(a)           AAGES shall procure that no AAGES Company nor any representative or agent thereof (including any AAGES Owner Company) shall solicit offers from, or negotiate or enter into any agreement with, any Person for the Transfer of a ROFO Asset, ROFO Entity or ROFO Interest (other than a Permitted Transfer or Exempt Transfer) unless AAGES first delivers a Transaction Notice to AY and complies with the terms and provisions of this Article 2 with respect to such ROFO Interest.

(b)           At the reasonable request of any Party, representatives of the Parties shall meet, in person or by telephone or video conference (in the discretion of each participant), to discuss material developments related to the construction or operating status of the then-existing ROFO Assets, including completion of construction financing, commencement of construction, then-existing target Commercial Operation Dates, and any Commercial Operation Dates that have been achieved.  Meetings pursuant to this Clause 2.3(b) will be held at a time and in such a manner as is mutually convenient for all participants, within a reasonable time following request for such a meeting provided that, absent special circumstances, it is the expectation that such meetings will not be held more frequently than quarterly.  Any request for such a meeting may be made informally.  All discussions among and information exchanged by the Parties during any such meeting shall be subject to the provisions of Article 6 hereof.

2.4          Transaction Notice.

(a)           Prior to any AAGES Company soliciting offers from, or negotiating or entering into any agreement with, any Person for the Transfer of any ROFO Interest or related ROFO Asset or ROFO Entity (other than a Permitted Transfer or Exempt Transfer), AAGES shall deliver to AY written notice of its intent to commence the Negotiation Period with respect to such ROFO Interest, together with copies of (or details for AY to obtain immediate electronic access to) the Transfer Information (as defined herein) related to such ROFO Interest and the related ROFO Asset and ROFO Entities (collectively, a “Transaction Notice”).

(b)           From the delivery of any Transaction Notice with respect to a ROFO Interest and continuing throughout the pendency of the Negotiation Period and the Restricted Transfer Period with respect to such ROFO Interest, such ROFO Interest shall be deemed a “Target Interest,” each applicable ROFO Entity shall be deemed a “Target Entity,” the applicable ROFO Asset shall be deemed a “Target Asset,” and all of the foregoing shall collectively be deemed the “Target.”

(c)           For the avoidance of doubt, a Target Interest shall include all direct and indirect Financial Interests of AAGES in the applicable Target Asset, but the Target Entities shall include only those entities related to the Target Asset (including any financing thereof), such that upon a Transfer of such Target Interest to an AY Company, such AY Company shall not thereby directly or indirectly acquire any assets or companies, or directly or indirectly acquire or assume any liabilities, that are unrelated to such Target Asset.

(d)           In the event that AAGES has not previously delivered to AY a Transaction Notice with respect to its direct or indirect interest in a particular ROFO Asset, AY may deliver written notice to AAGES (a “Transaction Notice Request”) at any time within twelve (12) months following the date on which such ROFO Asset becomes an Operating Asset, requesting that AAGES commence good faith negotiations with respect to a Transfer of such ROFO Interest to AY.  Within sixty (60) days following delivery of a Transaction Notice Request, AAGES shall deliver to AY either:

(i)            written notice confirming that AAGES has no present intention to Transfer such ROFO Interest (other than pursuant to a Permitted Transfer or Exempt Transfer), in which case AAGES shall not be obligated to deliver a Transaction Notice to AY except as provided in Clause 2.4(a) and, until such time as such a Transaction Notice is delivered pursuant to in Clause 2.4(a), the provisions of Clauses 2.5, 2.6 and 2.7 shall not apply; or

(ii)           a Transaction Notice pursuant to Clause 2.4(a) with respect to such ROFO Interest and, thereupon, the remaining provisions of this Article 2 shall apply thereto; provided, however, that the foregoing shall not obligate AAGES to sell or otherwise dispose of all or any portion of the applicable ROFO Interest to any AY Company or any other Person.

2.5          Transfer Information. As part of any Transaction Notice, AAGES shall make available to AY, electronically or in hard copy, the following information that is then in the possession of or reasonably available to AAGES relating to the applicable Target, all as determined in good faith by AAGES (“Transfer Information”), without limiting AY’s right under Clause 2.6(b) to such additional information as may be reasonably requested by AY during the Negotiation Period:

(a)           a reasonably detailed description of the Target Interest, the Target Entities, and the Target Asset;

(b)           a non-binding indicative target price for the sale of the Target Interest;

(c)           all ownership and material corporate information of the Target Interest and the Target Entities;

(d)           all material tax information relating to the Target Interest, the Target Entities and the Target Asset including, but not limited to, all tax returns, tax inspections and tax claims;

(e)           financial statements for the Target, which shall be audited to the extent available;

(f)            a current financial model covering the reasonably expected useful life of the Target Asset, including annual yield calculation, equity internal rate of return, project internal rate of return, and valuation and debt models, which financial model (i) if applicable, shall be the financial model used in conjunction with funding of such Target Asset by any Financing Party, updated to reflect any material changes in assumptions, and (ii) shall have been prepared in good faith and in accordance with the reasonable, customary standards employed by AAGES or the Person preparing the financial model on behalf of AAGES in the course of modeling the financial performance of similar assets;

(g)           the most recent version of (and any updates to) the reports and studies, if any, prepared by (i) an independent engineer, including (to the extent then reasonably capable of determination) assessment of the extent to which the Target Asset has been built in accordance with applicable specifications and industry standards, and the extent to which the Target Asset can be expected to deliver the expected performance, and (ii) any geotechnical engineer, environmental consultant, or other consultant with respect to the Target Asset, in the case of each of the foregoing prepared on behalf of or for any AAGES Company or, to the extent available to AAGES, on behalf of or for any Financing Party;

(h)           the most recent legal reports or legal opinions, if any, prepared for any AAGES Company relating to the Target;

(i)            a list and copies of all of the following, to which any Target Entity is a party or which is otherwise binding on the Target (“Material Contracts”): (i) any off-take or concession agreement, (ii) any agreement for any physical or financial hedge, swap or similar derivative transaction, (iii) any EPC Contract or other material construction contract, (iv) any major equipment purchase or warranty agreement, (v) any operating and maintenance agreement or asset management agreement, (vi) any financing agreement, and (vii) any other agreement reasonably expected to require payments to or by any Target Entity of more US$250,000 following the Transfer;

(j)            copies of regular, periodic construction and operating reports delivered pursuant to the requirements of any EPC Contract or operating and maintenance agreement;

(k)           all notices of any outstanding default, violation or claim (including warranty claims), and any outstanding waivers, from or to counterparties under any Material Contracts;

(l)            a list and copies of all material licenses, permits, authorizations and other governmental approvals held by any Target Entity or otherwise related to the Project, and a list of any material licenses, permits, authorizations and other governmental approvals required but not yet obtained;

(m)          a reasonably detailed description of any claim in excess of US$100,000 of or against any Target Entity that is then outstanding;

(n)           a detailed description of any rights regulating divestitures of the Target, if any, that may be triggered as a result of a Transfer of the Target Interest to AY, such as drag-along and tag-along clauses, preemptive purchase rights, and similar provisions;

(o)           any other documentation and information as may be reasonably requested by AY that has been agreed to by the Parties in writing in advance of the delivery of the applicable Transaction Notice; and

(p)           a draft agreement setting forth proposed terms and conditions for the sale and purchase of the Target Interest (a “Proposed Definitive Agreement”).

2.6          Negotiation Period.

(a)           For a period of sixty (60) days following delivery of any Transaction Notice (including the related Transfer Information) (a “Negotiation Period”), the Parties shall discuss and negotiate in good faith, on an exclusive but non-binding basis, to attempt to agree on definitive terms, acceptable to both Parties, upon which the applicable AAGES Companies would transfer the Target Interest to an AY Company.

(b)           During the Negotiation Period, AAGES shall, and shall cause any applicable AAGES Company to:

(i)            respond reasonably promptly, and in any event prior to the expiration of the Negotiation Period, to any inquiries or requests for additional information from AY;

(ii)           make available to AY appropriate personnel of any AAGES Company for purposes thereof;

(iii)          use commercially reasonable efforts to supplement the financial model provided pursuant to Clause 2.5(f) with such additional data and calculations as may be reasonably requested by AY; and

(iv)          otherwise cooperate with AY to facilitate AY’s due diligence assessment of the Target Interest, Target Entities, and Target Asset.

(c)           If the Negotiation Period commenced prior to COD but ends after COD (or the parties have entered into a Definitive Agreement with respect to a Transfer but such Transfer has not occurred prior to COD), then with respect to any report delivered pursuant to Clause 2.5(g) that is customarily updated for financing parties at COD (including the independent engineer’s report), AAGES shall cause to be delivered to AY an update to such report reflecting the conditions at COD, once achieved.

(d)           At any time during the Negotiation Period, AY shall have the right (but shall not be obligated) to deliver to AAGES on behalf of the applicable AAGES Company a binding written offer for the purchase of the applicable Target Interest by an AY Company in the form of a revised Proposed Definitive Agreement which shall set forth the purchase price and all other material terms and conditions of such proposed Transfer (a “Binding Offer”).  Any such Binding Offer shall remain open for acceptance by AAGES on behalf of the applicable AAGES Company for a period of ten (10) Business Days or such longer period as may be stated in such Binding Offer.

2.7          Consummation of Sale to AY

(a)           Each purchase of a Target Interest by AY shall be completed pursuant to a written purchase and sale agreement negotiated, agreed upon and executed by the Parties during the Negotiation Period (a “Definitive Agreement”).

(b)           Notwithstanding any other provision of this Agreement, the consummation of any Transfer to any AY Company pursuant to the terms of this Agreement shall be subject to obtaining all Governmental Approvals and material Third Party consents or approvals reasonably required in connection therewith.  Following execution of a Definitive Agreement, each Party shall use its commercially reasonable efforts to obtain all such approvals and consents required to be obtained by such Party or its Affiliates and shall reasonably cooperate with all such efforts by any other Party or any Affiliate thereof.

(c)           Unless otherwise agreed by the Parties, any Transfer of a Target Interest to any AY Company pursuant to the terms of this Agreement shall be consummated on or prior to the later of (i) ninety (90) days following the execution of the Definitive Agreement for such Transfer; and (ii) ten (10) Business Days following the satisfaction of all conditions thereto, including the receipt of all Governmental Approvals, consents and approvals reasonably required by either Party in connection with such Transfer.

ARTICLE 3
OTHER TRANSFERS

3.1          Transfers Other than to AY.

(a)           Provided that no Definitive Agreement has been entered into during the Negotiation Period for the Transfer of the applicable Target Interest to an AY Company, upon and following the expiration (or earlier termination by AY) of such Negotiation Period, the AAGES Companies shall have the right at any time to negotiate and consummate a Transfer of such Target to any Person, subject to Clause 3.1(b).

(b)           Notwithstanding Clause 3.1(a), in the event that, during the Negotiation Period for a Target, AY delivered a Binding Offer for such Target Interest to AAGES then, for a period of thirty (30) months following the expiration (or earlier termination by AY) of such Negotiation Period (a “Restricted Transfer Period”) no AAGES Company shall Transfer such Target Interest to any Person for an aggregate Equity Purchase Price that is less than 105% (or, in the case of a ROFO Interest in a CanUSA ROFO Asset, 100%) of the last Equity Purchase Price offered by AY during the Negotiation Period pursuant to a Binding Offer and otherwise upon terms and conditions that, when taken together, are not materially less favorable to the AAGES Company than those that were last proposed by AY in a Binding Offer.

3.2          Permitted and Exempt Transfers.

(a)           The provisions of Article 2 and Clause 3.1 shall not apply to any of the following Transfers (each, a “Permitted Transfer”), provided that, in each such case, the applicable ROFO Interest, and any interest in any ROFO Entity and ROFO Asset held through such ROFO Interest, will remain subject to and bound by the terms of this Agreement:

(i)            any grant to a Financing Party of a Lien in or on any ROFO Interest;

(ii)           any Transfer of a ROFO Interest by any AAGES Company to another AAGES Company; or

(iii)          without limiting Clause 3.2(b), any Transfer of any ROFO Interest by any AAGES Company to any AAGES Owner Company in connection with which such AAGES Owner Company agrees in writing for the benefit of AY that such AAGES Owner Company and its Affiliates will thereupon be subject to and bound by the terms of this Agreement with respect to such ROFO Interest as if such AAGES Owner Company were an AAGES Company (and, in such case, pursuant to Clause 4.2(a) hereof the Applicable AAGES Owner ROFO Agreement shall not apply to such ROFO Interest).

(b)          The provisions of Article 2 and Clause 3.1 shall not apply to any of the following Transfers (each, an “Exempt Transfer”):

(i)            a foreclosure upon any Lien by any Financing Party, or any Transfer in lieu of any such foreclosure or similar exercise of remedies by such Financing Party;

(ii)            any Transfer to any Third Party of any portion, direct or indirect, of a ROFO Interest prior to the Commercial Operation Date of the related ROFO Asset:

(A)          to satisfy any requirement (including under applicable law, the applicable off-take or concession agreement, or any request for proposals therefor) as to the ownership of the applicable Facility or entities owning such Facility, including (1) qualified operator ownership requirements, (2) any requirement to have multiple unrelated owners, or (3) requirements that certain interests in an Asset be owned by specified demographic constituencies, in any case that AAGES determines in good faith can more efficiently or effectively be satisfied by such transferee;

(B)          if in the good faith judgment of AAGES such Third Party possesses and can provide relationships with Persons (including the off-take counterparty or governmental authorities), or knowledge or expertise on matters, that in the good faith judgment of AAGES (1) are local in nature or otherwise of unique significance to such ROFO Asset, and (2) materially enhance the likelihood of success or financial prospects of such ROFO Asset; or

(C)          as reasonably required to give effect to a tax equity or other specialized financing transaction with an experienced provider of such specialized financing;

(iii)          any Transfer of any ROFO Interest by any AAGES Company to any AAGES Owner Company if such AAGES Owner Company is then a party to (or is an Affiliate of a party to) an Applicable AAGES Owner ROFO Agreement and agrees in writing for the benefit of AY that such ROFO Interest (together with any ROFO Interest previously Transferred to such AAGES Owner Company (or Affiliate thereof) pursuant to Clause 3.2(a)(iii)) will immediately upon such Transfer be subject to and bound by the terms of such Applicable AAGES Owner ROFO Agreement; or

(iv)          any Transfer of any ROFO Interest in a CanUSA ROFO Asset by any AAGES Company to AQN or any of its Affiliates.

3.3          Expiration of ROFO Rights.

(a)           All rights of AY or any other AY Company hereunder, and all obligations of AAGES and any other AAGES Company hereunder (and of any other Person who has assumed or agreed to be bound thereby), shall expire with respect to a ROFO Interest (and with respect to any interest in any ROFO Entity and ROFO Asset held through such ROFO Interest) upon the earliest of:

(i)            a Transfer of such ROFO Interest in accordance with Clause 3.1 (including to an AAGES Owner Company);

(ii)           the expiration or termination of the Negotiation Period with respect to such ROFO Interest, if AY does not deliver to AAGES a Binding Offer with respect to such ROFO Interest prior to such time;

(iii)          the expiration of the Restricted Transfer Period with respect to such ROFO Interest, if AY does deliver to AAGES a Binding Offer with respect to such ROFO Interest, but the parties do not enter into a Definitive Agreement prior to the expiration or termination of the Negotiation Period;

(iv)          if the parties have entered into a Definitive Agreement with respect to such ROFO Interest, the date on which such Definitive Agreement is terminated by the applicable AAGES Company as a result of any failure of the applicable AY Company to perform thereunder; and

(v)           an Exempt Transfer of such ROFO Interest.

(b)           Upon the expiration of the rights and obligations hereunder with respect to a ROFO Interest as provided in Clause 3.3(a):

(i)            such ROFO Interest, and any interest in any ROFO Entity and ROFO Asset held through such ROFO Interest, shall cease to constitute a ROFO Interest and Target Interest, ROFO Entity and Target Entity, and ROFO Assets and Target Asset, respectively;

(ii)           the AY Companies shall have no further right or interest of any nature whatsoever in or other rights with respect to such ROFO Interest, or in or with respect to any interest in any ROFO Entity or ROFO Asset held through such ROFO Interest (other than, in the case of a Transfer pursuant to Clause 3.2(b)(iii), under the Applicable AAGES Owner ROFO Agreement); and

(iii)          the AAGES Companies, any transferee or assignee thereof with respect to such ROFO Interest, and any successive owner thereof shall be free to Transfer such ROFO Interest, and/or any interest in any ROFO Entity and ROFO Asset held through such ROFO Interest, without any restrictions arising hereunder or (except for a Transfer pursuant to Clause 3.2(b)(iii)) under any Applicable AAGES Owner ROFO Agreement.

ARTICLE 4
RELATIONSHIP WITH OTHER AGREEMENTS

4.1          General.  The Parties hereby acknowledge and agree that neither the direct or indirect interest of any AAGES Company in any Facility, nor the direct or indirect Transfer thereof by any AAGES Company, shall be subject to any rights or restrictions in favor of any AY Company other than (i) pursuant to this Agreement or (ii) as may expressly be agreed in writing by AAGES or the applicable AAGES Company.

4.2          Other ROFO Agreements.

(a)           Without limiting Clause 4.1, neither the direct or indirect interest of any AAGES Company in any Facility, nor any direct or indirect Transfer thereof by any AAGES Company, shall be subject to any agreement between any AY Company, on the one hand, and any AAGES Owner Company, on the other hand, including any Applicable AAGES Owner ROFO Agreement, other than (i) following a Transfer of a ROFO Interest to such AAGES Owner Company pursuant to Clause 3.2(b)(iii), or (ii) as may expressly be agreed in writing by AAGES or the applicable AAGES Company  To the extent any provision of any other such agreement is inconsistent with the foregoing, such provisions are hereby waived and superseded by this Agreement.  AY agrees to execute such documents and take such other action as may be reasonably requested by AAGES to confirm and give full effect to the foregoing.

(b)           AY hereby agrees that any AAGES Owner Company may at any time Transfer any Facility or interest therein to any AAGES Company, and that any rights or restrictions otherwise arising in connection with such Transfer under the Applicable AAGES Owner ROFO Agreement are hereby waived; provided, that, subject to Clause 4.2(c), upon and following such Transfer such Facility or interest therein shall be subject to the applicable rights and restrictions set forth in this Agreement until such rights and restrictions expire or terminate in accordance with the terms of this Agreement.  AY agrees to execute such documents and take such other action as may be reasonably requested by AAGES to confirm and give full effect to the foregoing.

(c)           This Agreement shall not apply to any direct or indirect interest of any AAGES Company in any Facility, nor to any direct or indirect Transfer thereof by any AAGES Company:

(i)            if such Facility is Transferred to any AAGES Company by AQN or any of its Affiliates and is located in the United States or Canada (or any territory of either), unless expressly agreed by AQN and AY in writing;

(ii)           if such interest is Transferred by any AAGES Owner Company to any AAGES Company (A) in accordance with Clause 2.5 of the ABG ROFO Agreement or Clause 3.1 of the AQN ROFO Agreement, as applicable, or (B) upon or following the expiration of the rights of AY under the Applicable AAGES Owner ROFO Agreement with respect to such interest, unless otherwise expressly agreed in writing by AAGES for the benefit of AY; or

(iii)          if such interest is Transferred by any AAGES Owner Company to any AAGES Company and AAGES has expressly agreed in writing for the benefit of AY that such interest will be subject to the Applicable AAGES Owner ROFO Agreement.

(d)           Notwithstanding the foregoing provisions of this Clause 4.2 or any other provision of this Agreement, in the event that ABG or any Affiliate thereof Transfers to an AAGES Company an interest in a Facility that has achieved its Commercial Operation Date prior to such Transfer, and at the time of such Transfer ABG’s interest in such Facility was subject to the ABG ROFO Agreement, such interest and any further Transfer thereof shall remain subject to the ABG ROFO Agreement in accordance with its terms and shall not be subject to this Agreement, unless otherwise agreed by AY, ABG and AAGES.

4.3          Existing Third Party Rights.

(a)          AY’s rights under this Agreement with respect to any ROFO Interest, ROFO Entity or ROFO Asset shall not limit, hinder or delay, and shall be subject to, any of the following purchase rights or options of any Third Party with respect to such ROFO Interest, ROFO Entity or ROFO Asset (any such right, an “Existing Right”):

(i)            any such rights granted prior to the acquisition by any AAGES Company of such ROFO Interest that are not granted to such Third Party in contemplation of such acquisition by an AAGES Company, except as provided in Clause 4.3(a)(iii);

(ii)           any such rights granted in connection with the entry into or grant of a concession or long-term revenue contract for such Facility with or by such Third Party or an Affiliate thereof; and

(iii)          any such rights of Third Party co-owners (A) granted in connection with any direct or indirect investment by such Third Party in such ROFO Asset prior to such time that such Facility becomes a Construction Asset, or (B) imposed by any then-existing direct or indirect owner of such ROFO Asset as a condition to the acquisition by an AAGES Company of a direct or indirect interest in such ROFO Asset.

(b)           To the extent that there is any conflict between the terms of an Existing Right and the terms of this Agreement, the terms of such Existing Right shall prevail.  Notwithstanding the foregoing, AAGES shall, and shall cause each AAGES Company to, use commercially reasonable efforts (without the incurrence of financial burden) to exempt from any Existing Right any Transfer of a ROFO Interest to any AY Company pursuant to this Agreement.

ARTICLE 5
TERM AND TERMINATION

5.1          Term. Unless earlier terminated in accordance with this Article 5, the term of this Agreement shall commence upon the Effective Date and shall continue in full force and effect for a period of ten (10) years following the Effective Date.

5.2          Termination.  This Agreement may be terminated upon written notice by:

(a)           either Party, upon or at any time following the expiration or termination of the AY Shareholders Agreement in its entirety or with respect to AAGES; or

(b)           a Party that is not then in material breach of any provisions of this Agreement, if there has been a material breach of this Agreement by the other Party and such breach has not been cured by such other Party within forty (40) Business Days after delivery of written notice of such breach by the terminating Party to such other Party.

5.3          Effect of Termination.  Upon the expiration or any termination of this Agreement, the Parties shall have no further rights or obligations under this Agreement, except that (a) Article 6 shall survive any such expiration or termination; and (b) termination of this Agreement shall not relieve any Party from liability for any breach of this Agreement by such Party prior to such expiration or termination.

ARTICLE 6
CONFIDENTIALITY

6.1          Restrictions.  The Parties acknowledge that, from time to time, they may receive Confidential Information from or regarding the other Party or its Affiliates in connection with this Agreement or any of the transactions contemplated hereby.  Each Party shall hold such Confidential Information in trust and confidence and shall not disclose any such Confidential Information to any Person except as may be authorized by written consent of such other Party.  Notwithstanding the preceding to the contrary, each Party shall be authorized to disclose such Confidential Information on a need to know basis, to (a) its Affiliates and to its and their respective advisors, accountants, attorneys, officers, directors, employees, and agents who are under an obligation not to disclose such information; and (b) any Persons providing financing to such Party with respect to any Facility or transaction contemplated hereby, provided that such Person has agreed in writing to maintain the confidentiality thereof materially in accordance with the terms of this Agreement; provided, that in the case of each of the foregoing, the Party disclosing such Confidential Information shall be responsible and liable hereunder for any breach of the confidentiality terms of this Agreement by any Person to which such Confidential Information is disclosed.

6.2          Permitted Disclosures.  Notwithstanding the provisions of Clause 6.1, a Party and its Affiliates may disclose Confidential Information of the other Party to the extent required by Applicable Law, regulation, legal process, or stock exchange rules; provided that such Party shall use commercially reasonable efforts to notify the other Party of such requirement, if permitted by Applicable Law or Governmental Authority, prior to disclosure so that such other Party may seek an appropriate protective order or other remedy.

6.3          Enforcement.  The Parties acknowledge that breach of the provisions of this Article 6 may cause irreparable injury to the other Party for which monetary damages are inadequate, difficult to compute, or both.  Accordingly, the Parties agree that the provisions of this Article 6 may be enforced by specific performance.

ARTICLE 7
MISCELLANEOUS

7.1          Entire Agreement.  Each of the Parties to this Agreement confirms on behalf of itself and its Affiliates that this Agreement, together with the AY Shareholders Agreement, represents the entire understanding, and constitutes the whole agreement between the Parties, in relation to its subject matter and supersedes any previous agreement between the Parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.2          Waiver.  The rights and remedies of the Parties shall not be affected by any failure to exercise or delay in exercising any right or remedy or by the giving of any indulgence by any other Party or by anything whatsoever except a specific waiver or release in writing and any such waiver or release shall not prejudice or affect any other rights or remedies of the Parties.  No single or partial exercise of any right or remedy shall prevent any further or other exercise thereof or the exercise of any other right or remedy.

7.3          Variation.  No variation of this Agreement (or any of the documents referred to in it) shall be valid unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the Parties.  The expression "variation" includes any variation, supplement, deletion or replacement however effected.

7.4          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assignees. No Party shall assign this Agreement or any interest therein to any Person without the prior written consent of the other Party (which consent may be withheld in such Party’s sole discretion).  Subject to the prior written consent of the Company which shall not be unreasonably withheld or delayed, AAGES may assign its rights and transfer its obligations hereunder to the successor to all of the assets and liabilities of AAGES pursuant to a corporate reorganization if (a) immediately following such reorganization, the ownership interests in such successor entity are held by the same Persons (or, in each case, an Affiliate thereof), and in the same proportions, as the ownership interests in AAGES were held immediately prior to such reorganization; and (b) such successor expressly agrees in writing for the benefit of AY to be bound by this Agreement and to assume all of AAGES’s rights and obligations hereunder.

7.5          Third Party Beneficiaries. This Agreement shall not confer any rights or remedies on any Person other than the Parties and their respective successors and permitted assigns.

7.6          Relationship. This Agreement shall not be deemed to create a partnership, joint venture, association or any other similar relationship between the Parties.

7.7          Severability. If any term or provision of this Agreement is held to be or rendered invalid or unenforceable at any time in any jurisdiction, such term or provision shall not affect the validity or enforceability of any other terms or provisions of this Agreement, or the validity or enforceability of such affected terms or provisions at any other time or in any other jurisdiction.

7.8          Counterparts.  This Agreement may be executed in any number of counterparts and by the Parties to it on separate counterparts, each of which when executed and delivered shall be an original but all the counterparts together constitute one instrument.  Any Party may deliver executed signature pages to this Agreement by e-mail to the other Party, which e-mail copy shall be deemed to be an original executed signature page.

7.9          Costs.  Each Party shall pay its own costs and expenses in connection with the preparation and negotiation of this Agreement and any matter contemplated by it.

7.10        Language.  This Agreement was negotiated in English and, to be valid, all certificates, notices, communications and other documents made in connection with it shall be in English.  If all or any part of this Agreement or any such certificate, notice, communication or other document is for any reason translated into any language other than English the English text shall prevail.  Each of the Parties understands English and is content for all communications relating to this Agreement to be served on it in English.

7.11        Notices.

(a)           A notice (including any approval, consent or other communication) in connection with this Agreement and the documents referred to in it:

(i)            must be in writing; and

(ii)           must be left at or delivered by courier to the address of the addressee or sent by pre-paid recorded delivery (airmail if posted to or from a place outside the country of delivery) to the address of the addressee or sent by e-mail to the e-mail address  of the addressee in each case which is specified in this clause in relation to the Party to whom the notice is addressed, and marked for the attention of the person so specified, or to such other address or marked for the attention of such other person, as the relevant Party may from time to time specify by notice given in accordance with this clause.

The relevant details of each Party at the date of this Agreement are:

AY:

Address:	Great West House, 17th Floor, GW1 Great West Road Brentford, TW8 9DF United Kingdom

E-mail address:	irene.hernandez@atlanticayield.com

Attention:	General Counsel and Company Secretary

With a copy (which shall not constitute notice) to:

Address:	Linklaters LLP One Silk Street London EC2Y 8HQ

E-mail address:	simon.branigan@linklaters.com

Attention:	Simon Branigan

AAGES:

Address:	Strawinskylaan 3127, 8th floor 1077 ZX, Amsterdam The Netherlands

E-mail address:	gonzalo.urquijo@abengoa.com and ian.robertson@APUCorp.com

Attention:	Management Board

With a copy (which shall not constitute notice) to:

Address:	Abengoa, S.A. Manuel Pombo Angulo 20 28050 Madrid, Spain

E-mail address:	Daniel.alaminos@abengoa.com and djimenezblanco@abengoa.com

Attention:	David Jiménez-Blanco and Daniel Alaminos

And to:

Address:	Algonquin Power & Utilities Corp. 354 Davis Road, Suite 100 Oakville, Ontario, Canada L6J 2X1

E-mail address:	Jennifer.Tindale@APUCorp.com

Attention:	Chief Legal Officer

(b)           In the absence of evidence of earlier receipt, any notice shall take effect from the time that it is deemed to be received in accordance with the following, subject to Clause 7.11c):

(i)            in the case of a notice left at the address of the addressee, upon delivery at that address;

(ii)           in the case of a posted letter, on the seventh day after posting to the address of the addressee; and

(iii)          in the case of email, upon delivery to the email address of the addressee.

(c)           A notice received or deemed to be received in accordance with Clause 7.11(b) above on a day which is not a Business Day, or after 5:00 pm on any Business Day, shall be deemed to be received on the next following Business Day.

7.12        Governing Law.  This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of the State of New York, without giving effect to any principles regarding conflict of laws.

7.13        Jurisdiction.

(a)           Each Party irrevocably agrees that the state courts of New York or federal courts in the Borough of Manhattan for the southern district of New York shall have exclusive jurisdiction in relation to any dispute or claim arising out of or in connection with this Agreement or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims).

(b)           Each Party irrevocably waives any right that it may have to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim that those courts do not have jurisdiction.

(c)           Regardless of whether any other courts have jurisdiction to consider a dispute falling within Clause 7.13(a) each Party irrevocably undertakes that it will neither issue nor cause to be issued originating or other process in respect to such a dispute in any jurisdiction other than the courts specified in Clause 7.13(a).

(d)           In the event that any Party commences an action in any court other than the courts specified in Clause 7.13(a) (a "foreign action"), the Party which commenced the foreign action shall indemnify each other Party in respect of any and all costs and liabilities which it has incurred in connection with the foreign action, whether or not those costs and liabilities would be recoverable apart from the provisions of this Clause.

(e)           Each Party agrees that without preventing any other mode of service, any document in an action may be served on any Party by being delivered to or left for that Party at its address for service of notices under Clause 7.11.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

SIGNED BY	Daniel Villalba and Santiago Seage
for and on behalf of		/s/ Daniel Villalba
ATLANTICA YIELD PLC		(Signature of authorised person)

/s/ Santiago Seage
(Signature of authorised person)

SIGNED BY J. Fernandez De Pierola and
B. van Dijk for and on behalf of	/s/ J. Fernandez De Pierola
ABENGOA-ALGONQUIN	(Signature of authorised person)
GLOBAL ENERGY SOLUTIONS B.V.

/s/ B. van Dijk
(Signature of authorised person)

[Signature page to AAGES ROFO Agreement]